UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 27 January 2014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

GOLD FIELDS SUBSIDIARY JOINED TO NATIVE TITLE PROCEEDINGS

Gold Fields' subsidiary, St Ives Gold Mining Company Pty
Ltd ("St Ives") which owns the St Ives Gold Mine in Western
Australia has been named in proceedings brought in the
Federal Court of Australia by the Ngadju People in relation
to a native title claim over a parcel of land containing a
number of mining tenements held by St Ives and transferred
from Western Mining Corporation (“WMC”) in 2001. The
proceedings have been set down for hearing in March 2014
but a decision is not expected for between 6 to 12 months.
Any decision can thereafter be appealed by any of the
parties.

"Native title" means the rights and interests held by
Aboriginal people under traditional laws and customs, in
relation to land or water to which those Aboriginal people
have a connection, that are recognised under the common law
of Australia.

The State of Western Australia is the lead respondent in
the proceedings. St Ives joined as an additional
respondent party, in order to protect its specific
interests.

The area to which the Ngadju People claim to hold native
title covers approximately 250 mining tenements held by St
Ives. The Ngadju People have asserted that 210 of those
tenements are invalid because the ”the right to negotiate”
the Native Title Act 1993 (Cth) (“NTA”) was not followed in
relation to:

·   The excision of the tenements from the State
    Agreement, and transfer of the tenements from WMC to
    St Ives in 2001;

·   The grant of replacement tenements to St Ives in 2004,
    pursuant to the Mining Act 1978 (WA); and

·   The renewal of certain tenements in 2007, pursuant to
    the State Agreement.

The right to negotiate requires the native title party, the
Government party (in this case, the State of Western
Australia) and the party obtaining the interest (in this
case, St Ives) to negotiate and reach agreement prior to
the grant of certain interests.

It is difficult to provide definitive guidance on the
potential consequences for St Ives if the Ngadju group
are successful. However, the Ngadju may seek remedies
analogous to those available under the laws of trespass.
This could include an injunction to stop unlawful
interference with native title by conducting mining
activities and damages.

If invalidity is found, that consequence is not necessarily
immutable. The NTA provides that the Ngadju, Gold Fields
and the State could enter into an indigenous land use
agreement that validates any invalid leases. However, any
such agreement is entirely voluntary.

Gold Fields is strongly of the view that the assertions
made by the Ngadju People are unfounded and without merit.
It has engaged Senior Counsel and is vigorously defending
its position in these proceedings.

Gold Fields will keep the market informed of any material
developments in the matter.

Johannesburg
27 January 2014

Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 27 January 2014
By:            /s/ Nicholas J. Holland
Name:       Nicholas J. Holland
Title:         Chief Executive Officer